November 25, 2008
Via EDGAR
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Teton Energy Corporation
Post-Effective Amendment No. 2 to
Registration Statement on Form S-3
Filed November 10, 2008
File No. 333-153007

Form 10-Q
Filed November 6, 2008
File No. 1-31679
     Dear Mr. Madison:
          We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated November 18, 2008 relating to the above-captioned filings. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.
Post-Effective Amendment No. 2 to Form S-3
General
1.	Please note that we will not recommend acceleration of effectiveness of your post-effective amendment until you have complied with the comment below.
          The Company acknowledges the Staff’s comment. Please see the response to comment 2 below.
Form 10-Q filed November 6, 2008
Controls and Procedures, page 30
2.	We note that you failed to provide a conclusion regarding the effectiveness of your disclosure controls and procedures in your recent 10-Q. Further, we note that this failure occurred in each of the 10-Qs that you filed this past calendar year. Please confirm to us in writing, if true, that such disclosure controls and procedures were effective as of the end of the period covered by each of your 10-Qs. See Item 4 of Form 10-Q and Item 307 of Regulation S-K. We may have further comments.
The Company has advised us that its disclosure controls and procedures were effective as of the end of each of the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, covered by the Form 10-Qs filed on May 8, 2008, August 7, 2008 and November 6, 2008, respectively. In addition, the Company has informed us that, although it believes that the language used in this section was meant to cover the conclusion that its disclosure controls were effective, it will revise the language in subsequently filed reports to more clearly comply with the Staff’s comment.
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          We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,
/s/ David E. Danovitch
David E. Danovitch

cc: Karl F. Arleth